Banksy (b. 1974)

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The Painting is fresh to market after remaining in the same private hands since Banksy initially sold it in 2003 through the affiliated 'Pictures on Walls,' pop up art outfit, in London

INVESTMENT THESIS

Initial Offering Price	Offering Circular
$401,000	sec.gov

Similar Sales | Record Price | Repeat Sales



$2.0m
$1.5m
$1.0m
$0.5m
$0.0m
04
07
10
13
16
19
22

Price Appreciation of Similar Works

26.5%

Sharpe Ratio (2007-2022)	watch video
Banksy	▲1.40
All Art	0.51
S&P 500	0.65

SOLD OUT

Banksy

(b. 1974)

Why we like this offering

1. The Painting is a playful example of Banksy's recognizable style, which typically incorporates recurring subjects, produced using spray paint and stenciling.
2. The Painting was originally sold at Santa's Ghetto, a "squat art concept store" set up at Christmas each year from 2002-07 in different locations around London where Banksy released some of his most iconic prints, editions, and originals.
3. Our acquisitions team has been offered over 221 examples of work by Banksy from around the world, some of which are priced in excess of $10 million. Of these examples, this is the ninth we have selected to be offered on the Masterworks platform.
4. Produced using spray paint and stenciling, the Painting incorporates the Rat - a recurring and commercially recognizable subject matter of Banksy's.
5. Popularly interpreted as a pseudo self-portrait of the artist, Banksy has produced approximately 40 murals across the globe featuring rats, making the motif one of his signature and internationally recognized images.
6. The last three sales of unique paintings depicting single rats have achieved prices in excess of $250,000, including: "Rat & Heart" (2014), which was acquired by Masterworks 120, LLC for $772,856 in March 2022, "Radar Rat" (2002), which sold for $352,800 in May 2021, and "Gangsta Rat" (2012), which depicts an almost identical rat to the Painting, and sold for $237,500 in November 2018.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$61,230,084	118	$21,893,360

Average Prices


1.1M
799.5K
533K
266.5K
11 12 13 14 15 16 17 18 19 20 21 22

Turnover by Year


245.2M
183.9M
122.6M
61.3M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned Sold Unsold


300
225
150
75
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	$401,000
Offering Circular	sec.gov/edgar

Painting







About Banksy

The mysterious artist known only by his graffiti handle – Banksy – is believed to have been born around 1974 in Bristol, England. Works by Banksy are discernable through their signature stencil aesthetic – a style that favors expediency to create and then vanish before authorities can arrive to detain the artist as a vandal. Over the last two decades, Banksy has continued to develop his career as a controversial artist, which landed him on Time magazine's Top 100 Influential People of 2010 and an Academy Award nomination for best documentary feature with his film "Exit Through the Gift Shop."

INVEST NOW

BANKSY

b. 1974, UNITED KINGDOM



$401,000

INITIAL OFFERING

26.5% HISTORICAL APPRECIATION OF SIMILAR WORKS[1]	▲1.40 SHARPE RATIO[2]
66.0% ANNUAL GROWTH OF RECORD PRICE[3]	14.4% MEDIAN REPEAT SALE PAIR APPRECIATION[4]

Spray paint, on canvas | 16 × 12 in. (41 × 30 cm.)

The mysterious figure known only by his graffiti handle – Banksy – is an important artist and activist, known for his often controversial socio-political works.

The Painting is a playful example of Banksy's recognizable style, which typically incorporates recurring subjects, produced using spray paint and stenciling. The Painting depicts a spray painted rat wearing a New York Mets baseball cap and a chain necklace with a bright red exclamation mark on the right side of the rat. The rat is depicted in the New York underground style of the 1980's and 1990's. Banksy has featured rats as the subject matter in a number of works across different media, often depicted engaged in mischievous acts, which is echoed in the Painting. Rats are a recurring motif within Banksy's body of work and carry several possible interpretations. An anagram of "art," the rat is a potent symbol of neglect and considered by many to be a nuisance. Mostly active at night, often hunted, and equally looked down on by the mainstream art establishment, the rat is emblematic of street artists and Banksy adopted them as possible pseudo self-portraits. Over the course of his career, Banksy has produced approximately 40 street murals across the United Kingdom and Germany featuring rats. These creatures have also played significant roles in exhibitions, particularly the 2005 show "Crude Oils," where 200 live rats were released throughout the venue. In July 2020, the artist created a coronavirus-inspired artwork titled *If You Don't Mask, You Don't Get*, where stenciled rats wearing masks and sneezing appeared throughout the London Underground. The last three sales of unique paintings depicting single rats have achieved prices in excess of $250,000, including: *Rat & Heart* (2014), which was acquired by Masterworks 120, LLC for $772,856 (£579,600) at Sotheby's, London on March 3, 2022, *Radar Rat* (2002), which sold for $352,800 at Sotheby's, New York on May 13, 2021, and *Gangsta Rat* (2012), which depicts an almost identical rat to the Painting, and sold for $237,500 at Sotheby's, New York on November 15, 2018. The Painting's subject, composition, and execution make it a commercial and desirable work by Banksy.

Banksy first disrupted the London art scene in 2003 with "Turf War," his inaugural exhibition. Following the debut, Banksy continued to build his reputation as a "trickster," and snuck his own works into major institutions, such as the Metropolitan Museum of Art and Tate Britain, to hang alongside the museum collections. In 2018, Banksy took the art world by surprise when a unique paper version of his iconic image *Girl with Balloon* was offered for sale at Sotheby's in London: the work sold for an impressive £1,042,000 ($1,364,668), and upon the fall of the hammer, the work passed through a shredder hidden in the artist-designed frame and partially self-destructed. When the half shredded artwork was offered again at auction on October 14, 2021, with the new title *Love is in the Bin*, it sold for £18,582,000 ($25,426,400) and became the most expensive work by the artist to sell at auction. As of May 22, 2023, Banksy's top auction records are led by the aforementioned painting, followed by *Game Changer* which sold for £16,758,000 ($23,238,686) on March 23, 2021 at Sotheby's in London, *Sunflowers from Petrol Station* (2005), which sold to Masterworks 092, LLC for $14,558,000 on November 9, 2021 at Christie's in New York, and *Love is in the Air* which sold for $12,903,000 on May 12, 2021 at Sotheby's in New York.

AS OF MAY 22, 2023, BANKSY'S TOP AUCTION RECORDS ARE LED BY *LOVE IS IN THE BIN*, WHICH SOLD FOR £18,582,000 ($25,426,400) ON OCTOBER 14, 2021 AT SOTHEBY'S, LONDON, *GAME CHANGER* WHICH SOLD FOR £16,758,000 ($23,238,686) ON MARCH 23, 2021 AT SOTHEBY'S IN LONDON, AND *SUNFLOWERS FROM PETROL STATION* (2005), WHICH SOLD TO MASTERWORKS 092, LLC FOR $14,558,000 ON NOVEMBER 9, 2021 AT CHRISTIE'S IN NEW YORK.

AUCTION RESULTS FOR SIMILAR WORKS[5,6]



$3.0M
$2.3M
$1.5M
$0.8M
2003
2004
2006
2007
2009
2010
2012
2013
2014
2016
2017
2019
2020
2022

The mysterious figure known only by his graffiti handle – Banksy (b. 1974, England) – is an important artist and activist, known for his often controversial socio-political works. Artworks by Banksy are often discernible through his signature stencil aesthetic, a style which favors expediency, executed quickly before authorities have a chance to detain the artist for vandalism. Banksy's reputation as a provocateur landed him on Time magazine's Top 100 Influential People in 2010 and an Academy Award nomination for Best Documentary Feature for his film "Exit Through the Gift Shop." While the artist continues to operate anonymously, his international presence is well documented through graffiti work that adorns architectural façades in Europe, America and the Middle East. Banksy's work is collected by major cultural institutions, such as the British Museum and the Bristol Museum and Art Gallery.


BANKSY





1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. "Sharpe Ratio" can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Banksy has a risk-adjusted appreciation of 1.40. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for a particular artwork. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Banksy have a record price compound annual growth rate ("CAGR") of 66.0% from November 18, 2003 to December 31, 2022. This calculation is based on (i) a record price of $1,354 on November 18, 2003, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $21,893,360, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Banksy is 14.4%, which is based on 24 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Banksy was February 7, 2007 and ending on the last date a repeat sale occurred for such artist, which in the case of Banksy was October 14, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

5. The table captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Banksy with the following criteria: unique works on canvas or board that measure 8 inches by 8 inches to 24 inches by 24 inches depicting single rats or monkeys, excluding hand-painted and vandalized/modified oil paintings. The comparative set includes a painting acquired by Masterworks 120, LLC, at Sotheby's Modern and Contemporary Day Sale in London on March 3, 2022 for £586,973 or $776,271 based on the effective exchange rate provided by First Republic Bank. [Where the price with buyer's premium was not listed, it was calculated based on the auction house's terms and conditions.] The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 26.5% CAGR implied from selected sales occurring from November 18, 2003 to March 3, 2022.

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